UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tencent Music Entertainment Group

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000083 per share

(Title of Class of Securities)

88034P109 **

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares or the Class B Ordinary Shares. This CUSIP number applies the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “TME.” Each ADS represents two Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88034P 109

1.	Names of Reporting Persons. CICFH Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,769,250 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 49,769,250 Class B Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,769,250 Class B Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9% of the Class B Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

1.	Represents the 49,769,250 Class B Ordinary Shares directly held by CICFH Group.
2.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 7.6% of the outstanding Class A Ordinary Shares, which is derived by dividing 49,769,250, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 49,769,250.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. China Investment Corporation Financial Holdings
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 38,486,189 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 38,486,189 Class B Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,486,189 Class B Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5% of the Class B Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

1.	Represents the 38,486,189 Class B Ordinary Shares directly held by China Investment.
2.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 5.9% of the outstanding Class A Ordinary Shares, which is derived by dividing 38,486,189, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 38,486,189.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. CICFH Music Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 29,225,401 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 29,225,401 Class B Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,225,401 Class B Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1% of the Class B Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

1.	Represents the 29,225,401 Class B Ordinary Shares directly held by CICFH Music.
2.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 4.6% of the outstanding Class A Ordinary Shares, which is derived by dividing 29,225,401, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 29,225,401.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. CICFH Culture Entertainment Group
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 942,755 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 942,755 Class B Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 942,755 Class B Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.04% of the Class B Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

1.	Represents the 942,755 Class B Ordinary Shares directly held by CICFH Culture.
2.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 0.2% of the outstanding Class A Ordinary Shares, which is derived by dividing 942,755, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 942,755.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. Green Technology Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 54,505,171 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 54,505,171 Class B Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,505,171 Class B Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.1% of the Class B Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

1.	Represents the 54,505,171 Class B Ordinary Shares directly held by Green Technology.
2.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 8.2% of the outstanding Class A Ordinary Shares, which is derived by dividing 54,505,171, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 54,505,171.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. Hermitage Green Harbor Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,991,961 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 20,991,961 Class B Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,991,961 Class B Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.8% of the Class B Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

1.	Represents the 20,991,961 Class B Ordinary Shares directly held by Hermitage.
2.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 3.3% of the outstanding Class A Ordinary Shares, which is derived by dividing 20,991,961, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 1, 2018 as provided by the Issuer, and (y) 20,991,961.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. Pan Asia Venture Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,632,824 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 5,632,824 Class B Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,632,824 Class B Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% of the Class B Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

1.	Represents the 5,632,824 Class B Ordinary Shares directly held by Pan Asia.
2.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 0.9% of the outstanding Class A Ordinary Shares, which is derived by dividing 5,632,824, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 5,632,824.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. CICFH (HongKong) Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 54,505,171 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 278,817 Class B Ordinary Shares[2]
	8.	Shared Dispositive Power 54,226,354 Class B Ordinary Shares[3]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,505,171 Class B Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.1% of the Class B Ordinary Shares[4]
12.	Type of Reporting Person (See Instructions) CO

1.

Represents the 54,505,171 Class B Ordinary Shares directly held by Green Technology. The voting power of the 54,505,171 Class B Ordinary Shares is vested with CICFH (HongKong) pursuant to the shareholders agreement of Green Technology.

2.	Represents 278,817 Class B Ordinary Shares directly held by Green Technology, for which CICFH (HongKong) has sole dispositive power pursuant to the shareholders agreement of Green Technology.
3.	Represents 54,226,354 Class B Ordinary Shares directly held by Green Technology, for which CICFH (HongKong) has shared dispositive power pursuant to the shareholders agreement of Green Technology.
4.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 8.2% of the outstanding Class A Ordinary Shares, which is derived by dividing 54,505,171, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 54,505,171.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. CICFH Entertainment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 38,486,189 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 20,461,522 Class B Ordinary Shares[2]
	8.	Shared Dispositive Power 18,024,667 Class B Ordinary Shares[3]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,486,189 Class B Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5% of the Class B Ordinary Shares[4]
12.	Type of Reporting Person (See Instructions) CO

1.

Represents the 38,486,189 Class B Ordinary Shares directly held by China Investment. The voting power of the 38,486,189 Class B Ordinary Shares is vested with CICFH Entertainment pursuant to the shareholders agreement of China Investment.

2.	Represents 20,461,522 Class B Ordinary Shares directly held by China Investment, for which CICFH Entertainment has sole dispositive power pursuant to the shareholders agreement of China Investment.
3.	Represents 18,024,667 Class B Ordinary Shares directly held by China Investment, for which CICFH Entertainment has shared dispositive power pursuant to the shareholders agreement of China Investment.
4.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 5.9% of the outstanding Class A Ordinary Shares, which is derived by dividing 38,486,189, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 38,486,189.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. CICFH Investment Management Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 78,994,651 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 29,225,401 Class B Ordinary Shares[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,994,651 Class B Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.0% of the Class B Ordinary Shares[3]
12.	Type of Reporting Person (See Instructions) CO

1.

Represents (i) the 49,769,250 Class B Ordinary Shares directly held by CICFH Group and (ii) the 29,225,401 Class B Ordinary Shares directly held by CICFH Music. The voting power of such 49,769,250 Class B Ordinary Shares and 29,225,401 Class B Ordinary Shares is vested with CIMC pursuant to the shareholders agreement of CICFH Group and the shareholders agreement of CICFH Music, respectively.

2.	Represents 29,225,401 Class B Ordinary Shares directly held by CICFH Music, for which CIMC has shared dispositive power pursuant to the shareholders agreement of CICFH Music.
3.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 11.5% of the outstanding Class A Ordinary Shares, which is derived by dividing 78,994,651, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 78,994,651.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. CICFH Entertainment Opportunity SPC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 22,285,241 Class B Ordinary Shares[1]
	8.	Shared Dispositive Power 21,088,453 Class B Ordinary Shares[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,373,694 Class B Ordinary Shares[12]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.6% of the Class B Ordinary Shares[3]
12.	Type of Reporting Person (See Instructions) OO

1.

Represents 22,285,241 Class B Ordinary Shares directly held by CICFH Group. CICFH SPC has sole dispositive power of such 22,285,241 Class B Ordinary Shares pursuant to the shareholders agreement of CICFH Group. CICFH SPC is incorporated as an exempted company with limited liability and registered as a segregated portfolio company in the Cayman Islands.

2.

Represents 21,088,453 Class B Ordinary Shares directly held by CICFH Music. CICFH SPC has shared dispositive power of such 21,088,453 Class B Ordinary Shares pursuant to the shareholders agreements of CICFH Music and the shareholders agreement of CICFH Melody Investment Limited, a shareholder of CICFH Music.

3.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 6.6% of the outstanding Class A Ordinary Shares, which is derived by dividing 43,373,694, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 43,373,694.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. Guotou Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 79,937,406 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 942,755 Class B Ordinary Shares[2]
	8.	Shared Dispositive Power 51,510,642 Class B Ordinary Shares[3]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,937,406 Class B Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.0% of the Class B Ordinary Shares[4]
12.	Type of Reporting Person (See Instructions) CO

1.

Represents (i) the 942,755 Class B Ordinary Shares directly held by CICFH Culture, (ii) the 49,769,250 Class B Ordinary Shares directly held by CICFH Group, and (iii) the 29,225,401 Class B Ordinary Shares directly held by CICFH Music. CICFH Culture and CIMC are wholly owned by Guotou Group. The voting power of the Class B Ordinary Shares listed under items (ii) and (iii) above is vested with CIMC pursuant to the shareholders agreements of CICFH Group and CICFH Music.

2.	Represents the 942,755 Class B Ordinary Shares directly held by CICFH Culture, which is wholly owned by Guotou Group.
3.

Represents (i) the 29,225,401 Class B Ordinary Shares directly held by CICFH Music and (ii) the 22,285,241 Class B Ordinary Shares directly held by CICFH Group. CIMC, wholly owned by Guotou Group, shared dispositive power of the Class B Ordinary Shares listed under item (i) pursuant to the shareholders agreement of CICFH Music. Guotou Group shared dispositive power of the Class B Ordinary Shares listed under item (ii) through contractual arrangement of CICFH SPC, a shareholder of CICFH Group.

4.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 11.6% of the outstanding Class A Ordinary Shares, which is derived by dividing 79,937,406, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 79,937,406.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. Guotou Zhonglian Investment Management (Beijing) Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 85,570,230 Class B Ordinary Shares[1]
	6.	Shared Voting Power 59,478,150 Class B Ordinary Shares[2]
	7.	Sole Dispositive Power 942,755 Class B Ordinary Shares[3]
	8.	Shared Dispositive Power 89,996,831 Class B Ordinary Shares[4]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,048,380 Class B Ordinary Shares 1234
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5% of the Class B Ordinary Shares[5]
12.	Type of Reporting Person (See Instructions) CO

1.

Represents (i) the 942,755 Class B Ordinary Shares directly held by CICFH Culture, (ii) the 49,769,250 Class B Ordinary Shares directly held by CICFH Group, (iii) the 29,225,401 Class B Ordinary Shares directly held by CICFH Music, and (iv) the 5,632,824 Class B Ordinary Shares directly held by Pan Asia. Guotouzhonglian has sole voting power of the Class B Ordinary Shares listed under items (i) through (iii) above as Guotou Group is wholly owned by Guotouzhonglian. See cover page for Guotou Group in this Schedule 13G. Guotouzhonglian has sole voting power of the Class B Ordinary Shares listed under item (iv) above as the voting power of such Class B Ordinary Shares is vested with Guotouzhonglian pursuant to the shareholders agreement of Pan Asia.

2.

Represents (i) the 38,486,189 Class B Ordinary Shares directly held by China Investment and (ii) the 20,991,961 Class B Ordinary Shares directly held by Hermitage. Guotouzhonglian is a shareholder of CICFH and has shared voting power of the Class B Ordinary Shares listed under items (i) and (ii) above together with other shareholders of CICFH. See cover page for CICFH in this Schedule 13G.

3.	Represents the 942,755 Class B Ordinary Shares directly held by CICFH Culture, which is indirectly wholly owned by Guotouzhonglian.
4.

Represents (i) the 38,486,189 Class B Ordinary Shares directly held by China Investment, (ii) 22,285,241 Class B Ordinary Shares directly held by CICFH Group and (iii) the 29,225,401 Class B Ordinary Shares directly held by CICFH Music. Guotouzhonglian, a shareholder of CICFH, has shared dispositive power of the Class B Ordinary Shares listed under item (i) above together with other shareholders of CICFH. See cover page for CICFH in this Schedule 13G. Guotouzhonglian has shared dispositive power of the Class B Ordinary Shares listed under items (ii) and (iii) above as Guotou Group is wholly owned by Guotouzhonglian. See cover page for Guotou Group in this Schedule 13G.

5.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 19.2% of the outstanding Class A Ordinary Shares, which is derived by dividing 145,048,380, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 145,048,380.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. Mr. Peng Xu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 85,570,230 Class B Ordinary Shares[1]
	6.	Shared Voting Power 59,478,150 Class B Ordinary Shares[2]
	7.	Sole Dispositive Power 942,755 Class B Ordinary Shares[3]
	8.	Shared Dispositive Power 89,996,831 Class B Ordinary Shares[4]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,048,380 Class B Ordinary Shares1234
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5% of the Class B Ordinary Shares[5]
12.	Type of Reporting Person (See Instructions) IN

1.

Represents (i) the 942,755 Class B Ordinary Shares directly held by CICFH Culture, (ii) the 49,769,250 Class B Ordinary Shares directly held by CICFH Group, (iii) the 29,225,401 Class B Ordinary Shares directly held by CICFH Music, and (iv) the 5,632,824 Class B Ordinary Shares directly held by Pan Asia, for which Mr. Peng Xu has sole voting power as he controls Guotouzhonglian. See cover page for Guotouzhonglian in this Schedule 13G.

2.

Represents (i) the 38,486,189 Class B Ordinary Shares directly held by China Investment and (ii) the 20,991,961Class B Ordinary Shares directly held by Hermitage, for which Mr. Peng Xu has shared voting power as he controls Guotouzhonglian. See cover page for Guotouzhonglian in this Schedule 13G.

3.

Represents the 942,755 Class B Ordinary Shares directly held by CICFH Culture, which is wholly owned by Guotouzhonglian. Mr. Peng Xu controls Guotouzhonglian. See cover page for Guotouzhonglian in this Schedule 13G.

4.

Represents (i) the 38,486,189 Class B Ordinary Shares directly held by China Investment, (ii) the 22,285,241 Class B Ordinary Shares directly held by CICFH Group and (iii) the 29,225,401 Class B Ordinary Shares directly held by CICFH Music, for which Mr. Peng Xu has shared dispositive power as he controls Guotouzhonglian. See cover page for Guotouzhonglian in this Schedule 13G.

5.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 19.2% of the outstanding Class A Ordinary Shares, which is derived by dividing 145,048,380, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 145,048,380.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. Tianjin Zhongtouhuixin Investment Management Co. Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 54,505,171 Class B Ordinary Shares[1]
	6.	Shared Voting Power 59,478,150 Class B Ordinary Shares[2]
	7.	Sole Dispositive Power 278,817 Class B Ordinary Shares[3]
	8.	Shared Dispositive Power 92,712,543 Class B Ordinary Shares[4]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,983,321 Class B Ordinary Shares1234
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3% of the Class B Ordinary Shares[5]
12.	Type of Reporting Person (See Instructions) CO

1.

Represents the 54,505,171 Class B Ordinary Shares directly owned by Green Technology. The voting power of the 54,505,171 Class B Ordinary Shares is vested with CICFH (HongKong) pursuant to the shareholders agreement of Green Technology. CICFH (HongKong) is wholly owned by Zhongtouhuixin, a state-owned enterprise ultimately controlled by the Chinese government.

2.

Represents (i) the 38,486,189 Class B Ordinary Shares directly owned by China Investment and (ii) the 20,991,961 Class B Ordinary Shares directly owned by Hermitage. Zhongtouhuixin, a shareholder of CICFH, has shared voting power in the Class B Ordinary Shares listed under items (i) and (ii) above together with other shareholders of CICFH. See cover page for CICFH in this Schedule 13G.

3.

Represents the 278,817 Class B Ordinary Shares directly held by Green Technology, for which CICFH (HongKong) has sole dispositive power pursuant to the shareholders agreement of Green Technology. CICFH (HongKong) is wholly owned by Zhongtouhuixin.

4.

Represents (i) the 38,486,189 Class B Ordinary Shares directly held by China Investment and (ii) the 54,226,354 Class B Ordinary Shares directly held by Green Technology. Zhongtouhuixin, a shareholder of CICFH, has shared dispositive power of the Class B Ordinary Shares listed under item (i) above together with other shareholders of CICFH. See cover page for CICFH in this Schedule 13G. CICFH (HongKong) has shared dispositive power of the Class B Ordinary Shares listed under item (ii) above pursuant to the shareholders agreement of Green Technology. CICFH (HongKong) is wholly owned by Zhongtouhuixin.

5.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 15.8% of the outstanding Class A Ordinary Shares, which is derived by dividing 113,983,321, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 113,983,321.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. Zhongcai Financial Holding (Changzhou) Investment Management Center (Limited Partnership)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 38,486,189 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 20,461,522 Class B Ordinary Shares[2]
	8.	Shared Dispositive Power 18,024,667 Class B Ordinary Shares[3]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,486,189 Class B Ordinary Shares [1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5% of the Class B Ordinary Shares[4]
12.	Type of Reporting Person (See Instructions) PN

1.

Represents the 38,486,189 Class B Ordinary Shares directly held by China Investment. Changzhou Limited Partnership has sole voting power over such Class B Ordinary Shares as it controls CICFH Culture Ltd and CICFH Entertainment, a wholly-owned subsidiary of CICFH Culture Ltd. The voting power of the 38,486,189 Class B Ordinary Shares is vested with CICFH Entertainment pursuant to the shareholders agreement of China Investment.

2.

Represents 20,461,522 Class B Ordinary Shares directly held by China Investment, for which CICFH Entertainment has sole dispositive power pursuant to the shareholders agreement of China Investment. Changzhou Limited Partnership controls CICFH Culture Ltd and CICFH Entertainment, a wholly-owned subsidiary of CICFH Culture Ltd.

3.

Represents 18,024,667 Class B Ordinary Shares directly held by China Investment, for which CICFH Entertainment has shared dispositive power pursuant to the shareholders agreement of China Investment. Changzhou Limited Partnership controls CICFH Culture Ltd and CICFH Entertainment, a wholly-owned subsidiary of CICFH Culture Ltd.

4.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 5.9% of the outstanding Class A Ordinary Shares, which is derived by dividing 38,486,189, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 38,486,189.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. China Investment Financial Holdings Fund Management Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 59,478,150 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 20,461,522 Class B Ordinary Shares[2]
	8.	Shared Dispositive Power 18,024,667 Class B Ordinary Shares[3]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,478,150 Class B Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2% of the Class B Ordinary Shares [4]
12.	Type of Reporting Person (See Instructions) CO

1.

Represents (i) the 38,486,189 Class B Ordinary Shares held directly by China Investment and (ii) the 20,991,961 Class B Ordinary Shares held directly by Hermitage. CICFH, as the executive managing general partner of Changzhou Limited Partnership, controls Changzhou Limited Partnership, which indirectly controls CICFH Entertainment. The voting power of the Class B Ordinary Shares listed in item (i) above is vested with CICFH Entertainment pursuant to the shareholders agreement of China Investment. CICFH has sole voting power of the Class B Ordinary Shares listed in item (ii) above pursuant to an agreement entered into among CICFH and the shareholders of Hermitage.

2.

Represents 20,461,522 Class B Ordinary Shares directly held by China Investment, for which CICFH Entertainment has sole dispositive power pursuant to the shareholders agreement of China Investment. CICFH, as the executive managing general partner of Changzhou Limited Partnership, controls Changzhou Limited Partnership, which indirectly controls CICFH Entertainment.

3.

Represents 18,024,667 Class B Ordinary Shares directly held by China Investment, for which CICFH Entertainment has shared dispositive power pursuant to the shareholders agreement of China Investment. CICFH, as the executive managing general partner of Changzhou Limited Partnership, controls Changzhou Limited Partnership, which indirectly controls CICFH Entertainment.

4.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 8.9% of the outstanding Class A Ordinary Shares, which is derived by dividing 59,478,150, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 59,478,150.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. CICFH Culture Co. Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 38,486,189 Class B Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 20,461,522 Class B Ordinary Shares[2]
	8.	Shared Dispositive Power 18,024,667 Class B Ordinary Shares[3]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,486,189 Class B Ordinary Shares [1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5% of the Class B Ordinary Shares[4]
12.	Type of Reporting Person (See Instructions) CO

1.

Represents the 38,486,189 Class B Ordinary Shares directly held by China Investment. The voting power of the 38,486,189 Class B Ordinary Shares is vested with CICFH Entertainment, a wholly-owned subsidiary of CICFH Culture Ltd, pursuant to the shareholders agreement of China Investment.

2.

Represents 20,461,522 Class B Ordinary Shares directly held by China Investment, for which CICFH Entertainment has sole dispositive power pursuant to the shareholders agreement of China Investment. CICFH Entertainment is a wholly owned subsidiary of CICFH Culture Ltd.

3.

Represents 18,024,667 Class B Ordinary Shares directly held by China Investment, for which CICFH Entertainment has shared dispositive power pursuant to the shareholders agreement of China Investment. CICFH Entertainment is a wholly owned subsidiary of CICFH Culture Ltd.

4.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 5.9% of the outstanding Class A Ordinary Shares, which is derived by dividing 38,486,189, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 38,486,189.

CUSIP No. 88034P 109

1.	Names of Reporting Persons. Zhongcai Financial Holding Investment Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 59,478,150 Class B Ordinary Shares[1]
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 38,486,189 Class B Ordinary Shares[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,478,150 Class B Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2% of the Class B Ordinary Shares[3]
12.	Type of Reporting Person (See Instructions) CO

1.

Represents (i) the 20,991,961 Class B Ordinary Shares directly held by Hermitage and (ii) the 38,486,189 Class B Ordinary Shares directly held by China Investment. Zhongcai is a state-owned enterprise ultimately controlled by the Chinese government. Zhongcai, a shareholder of CICFH, has shared voting power in the Class B Ordinary Shares listed in items (i) and (ii) above together with other shareholders of CICFH. See cover page for CICFH in this Schedule 13G.

2.

Represents the 38,486,189 Class B Ordinary Shares directly held by China Investment, for which Zhongcai has shared dispositive power in CICFH together with other shareholders of CICFH. See cover page for CICFH in this Schedule 13G.

3.

Based on 2,656,216,477 Class B Ordinary Shares issued and outstanding as of December 31, 2018 as provided by the Issuer. Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. If converted into Class A Ordinary Shares, such Class B Ordinary Shares will account for 8.9% of the outstanding Class A Ordinary Shares, which is derived by dividing 59,478,150, being the number of Class A Ordinary Shares that the reporting person has the rights to acquire upon conversion of the same number of Class B Ordinary Shares, by the sum of (x) 609,770,009, being the number of the Issuer’s Class A Ordinary Shares outstanding at December 31, 2018 as provided by the Issuer, and (y) 59,478,150.

Item 1(a).        Name of Issuer:

Tencent Music Entertainment Group

Item 1(b).        Address of Issuer’s Principal Executive Offices:

17/F, Malata Building, Kejizhongyi Road

Midwest District of Hi-tech Park, Nanshan District, Shenzhen, 518057

The People’s Republic of China

Item 2(a).        Name of Person Filing:

No.	Reporting Person
1.	CICFH Group Limited (“CICFH Group”)
2.	China Investment Corporation Financial Holdings (“China Investment”)
3.	CICFH Music Investment Limited (“CICFH Music”)
4.	CICFH Culture Entertainment Group (“CICFH Culture”)
5.	Green Technology Holdings Limited (“Green Technology”)
6.	Hermitage Green Harbor Limited (“Hermitage”)
7.	Pan Asia Venture Group Limited (“Pan Asia”)
8.	CICFH (HongKong) Group Limited (“CICFH (HongKong)”)
9.	CICFH Entertainment Limited (“CICFH Entertainment”)
10.	CICFH Investment Management Company Limited (“CIMC”)
11.	CICFH Entertainment Opportunity SPC (“CICFH SPC”)
12.	Guotou Group Limited (“Guotou Group”)
13.	Guotou Zhonglian Investment Management (Beijing) Co., Ltd. (“Guotouzhonglian”)
14.	Mr. Peng Xu
15.	Tianjin Zhongtouhuixin Investment Management Co. Ltd (“Zhongtouhuixin”)
16.	Zhongcai Financial Holding (Changzhou) Investment Management Center (Limited Partnership) (“Changzhou Limited Partnership”)
17.	China Investment Financial Holdings Fund Management Company Limited (“CICFH”)
18.	CICFH Culture Co. Ltd (“CICFH Culture Ltd”)
19.	Zhongcai Financial Holding Investment Ltd. (“Zhongcai”)

Collectively, the “Reporting Persons.”

Item 2(b).        Address of Principal Business Office or, if None, Residence:

1.                            The registered address of CICFH Group Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

2.                            The registered address of China Investment Corporation Financial Holdings is Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

3.                            The registered address of CICFH Music Investment Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

4.                            The registered address of CICFH Culture Entertainment Group is c/o International Corporation Services Ltd. P.O. Box 472 Harbour Place, 2nd Floor 103 South Church Street, Cayman Islands.

5.                            The registered address of Green Technology Holdings Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

6.                            The registered address of Hermitage Green Harbor Limited is Room 1501, Grand Millennium Plaza (Lower Block), 181 Queen’s Road Central, Hong Kong.

7.                            The registered address of Pan Asia Venture Group Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

8.                            The registered address of CICFH (HongKong) Group Limited is Room 1501-D1, Grand Millennium Plaza (Lower Block), 181 Queen’s Road Central, Hong Kong.

9.                            The registered address of CICFH Entertainment Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

10.                     The registered address of CICFH Investment Management Company Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

11.                     The registered address of CICFH Entertainment Opportunity SPC is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

12.                     The registered address of Guotou Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

13.                     The registered address of Guotou Zhonglian Investment Management (Beijing) Co., Ltd. is Room 501-81, 172 Binhe Road, Miyun, Beijing, China.

14.                     The business address of Mr. Peng Xu is Room 401, Building 1, Chengying Center, Chaoyang, Beijing, China.

15.                     The registered address of Tianjin Zhongtouhuixin Investment Management Co. Ltd is 2nd Floor, Building C08 South, Entrepreneurial Headquarter, Fuyuan Road North Side, Wuqing Development Zone, Tianjin, China.

16.                     The registered address of Zhongcai Financial Holding (Changzhou) Investment Management Center (Limited Partnership) is Room 102-3, Block E of Building 3, High-tech Zone, Xinbei, Changzhou, Jiangsu, China.

17.                     The registered address of China Investment Financial Holdings Fund Management Company Limited is Room 1503, Building 5, Xinkai Square, Entrepreneurial Headquarter, Fuyuan Road North Side, Wuqing Development Zone, Tianjin, China.

18.                     The registered address of CICFH Culture Co. Ltd is Room 368, Part 302, North Fute Road No. 211, China (shanghai) Pilot Free Trade Zone, Shanghai, China.

19.                     The registered address of Zhongcai Financial Holding Investment Ltd. is Room 1001, Xinzhi Building, Fucheng Road Jia No.28, Haidian District, Beijing, China.

Item 2(c).  Citizenship:

Reporting Person	Citizenship
CICFH Group Limited	British Virgin Islands
China Investment Corporation Financial Holdings	Cayman Islands
CICFH Music Investment Limited	British Virgin Islands
CICFH Culture Entertainment Group	Cayman Islands
Green Technology Holdings Limited	British Virgin Islands
Hermitage Green Harbor Limited	Hong Kong
Pan Asia Venture Group Limited	British Virgin Islands
CICFH (HongKong) Group Limited	Hong Kong
CICFH Entertainment Limited	British Virgin Islands
CICFH Investment Management Company Limited	British Virgin Islands
CICFH Entertainment Opportunity SPC	Cayman Islands
Guotou Group Limited	British Virgin Islands
Guotou Zhonglian Investment Management (Beijing) Co., Ltd.	People’s Republic of China
Mr. Peng Xu	People’s Republic of China
Tianjin Zhongtouhuixin Investment Management Co. Ltd	People’s Republic of China
Zhongcai Financial Holding (Changzhou) Investment Management Center (Limited Partnership)	People’s Republic of China
China Investment Financial Holdings Fund Management Company Limited	People’s Republic of China
CICFH Culture Co. Ltd	People’s Republic of China
Zhongcai Financial Holding Investment Ltd.	People’s Republic of China

Item 2(d).        Title of Class of Securities:

This statement on Schedule 13G (this “Schedule 13G”) relates to Class A ordinary shares, par value $ 0.000083 per share (the “Class A Ordinary Shares”) (each American depositary share representing two Class A Ordinary Shares) and Class B ordinary shares, par value $0.000083 per share (the “Class B Ordinary Shares”) of the Issuer.

Item 2(e).         CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares or the Class B Ordinary Shares. CUSIP number 88034P109 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “TME.” Each ADS represents two Class A Ordinary Shares.

Item 3.                       If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.                       Ownership.

(a)         The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)         The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c)          The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.                       Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                       Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                       Identification and Classification of Members of the Group.

Not applicable.

Item 9.                       Notice of Dissolution of Group.

Not applicable.

Item 10.          Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2019

CICFH Group Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

China Investment Corporation Financial Holdings

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

CICFH Music Investment Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

CICFH Culture Entertainment Group

By:	/s/ Jie Ma
Name:	Jie Ma
Title:	Director

Green Technology Holdings Limited

By:	/s/ Bing Yuan
Name:	Bing Yuan
Title:	Authorized Signatory

Hermitage Green Harbor Limited

By:	/s/ Sha Li
Name:	Sha Li
Title:	Authorized Signatory

Pan Asia Venture Group Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

CICFH (HongKong) Group Limited

By:	/s/ Jiamin Zhou
Name:	Jiamin Zhou
Title:	Authorized Signatory

CICFH Entertainment Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

CICFH Investment Management Company Limited

By:	/s/ Sha Li
Name:	Sha Li
Title:	Authorized Signatory

CICFH Entertainment Opportunity SPC

By:	/s/ Cong Zhang
Name:	Cong Zhang
Title:	Authorized Signatory

Guotou Group Limited

By:	/s/ Sha Li
Name:	Sha Li
Title:	Authorized Signatory

Guotou Zhonglian Investment Management (Beijing) Co., Ltd.

By:	/s/ Yan Chen
Name:	Yan Chen
Title:	Authorized Signatory

Tianjin Zhongtouhuixin Investment Management Co. Ltd

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

China Investment Financial Holdings Fund Management Company Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

CICFH Culture Co. Ltd

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

Zhongcai Financial Holding (Changzhou) Investment Management Center (Limited Partnership)

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

Zhongcai Financial Holding Investment Ltd.

By:	/s/ Gang Xiao
Name:	Gang Xiao
Title:	Authorized Signatory

Mr. Peng Xu

By:	/s/ Peng Xu